SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

196th Extraordinary General Meeting

January 09, 2018

TABLE OF CONTENTS

I...	Message from the Chairman of the Board of Directors	3
II..	Guidance for Participation in the General Shareholders’ Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4
III.	Call Notice	5
IV.	Information on the matter to be examined and discussed at the 196th Extraordinary General Meeting	6
	Fulfillment of vacancy in the Company’s Board of Directors	6
	Annexes (Only in Portuguese)
	I. ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Manual for participation in General Meetings PAGE 2/7

       I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 196th Extraordinary General Meeting was called for January 09, 2018, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for the resolution of the shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the

Board of Directors

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      II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting or by appointing a proxy with powers to represent him/her, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•       Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•       Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•       Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•       Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•       Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

Manual for participation in General Meetings PAGE 2/7

    III.       Call Notice

The present Call Notice replaces: the Call Notice filed on November 10, 2017, on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão, and published, in accordance with article 289 of Brazilian Corporation Law (no. 6,404/1976), on the Official Gazette of the State of Paraná (DIOE-PR) and on the newspaper Folha de Londrina - PR on November 13, 14 and 16, 2017; the Call Notice filed on December 13, 2017, on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão; and the Call Notice filed on December 14, 2017, on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão, as a result from the established in the official letter no. 1/2018/CVM/SEP/GEA-3, of January 5, 2018, which came to determine the removal of item 02 of the agenda of the 196th Extraordinary General Meeting.

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on January 9, 2018, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Fulfillment of vacancy in the Company’s Board of Directors;

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items or by appointing a proxy with powers to represent him/her; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, January 08, 2018

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice was filed on January 8, 2018, on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão. Also available on the Company’s website (ir.copel.com).

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IV.       Information on the matter to be examined and discussed at the 196th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the item for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è  Exam, discussion and voting of the proposal for the Fulfillment of vacancy in the Company’s Board of Directors

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 7 (seven) or 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of BM&Fbovespa - Securities, Commodities and Futures Exchange, in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)      five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)      one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

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Nomination

Thus, considering that all vacant posts subject to itens “b”, “c” e ‘d” above were filled and ratified in the 62th Annual General Meeting, of April 28, 2017, the Company presents for consideration and vote of Shareholders, to fill the vacant position of Board of Director, as a member appointed by the Main Shareholder to complete the 2017-2019 term of office:

•         MARCO ANTÔNIO BARBOSA CÂNDIDO - to fill the vacant position due to resignation of the member Luiz Henrique Tessuti Dividino, accepted by the 155th Board of Directors Extraordinary Meeting, of August 25, 2017.

Enclosure:

I - ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

Manual for participation in General Meetings PAGE 2/7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date January 8, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.